Exhibit 2.1

CREDITCARDS.COM, L.P.

ASSET PURCHASE AGREEMENT

***************

DATED: October 30, 2006

1.	DEFINITIONS
2.	BASIC TRANSACTION

	(a)	Purchase and Sale of Assets	7
	(b)	Assumption of Liabilities	7
	(c)	Preliminary Cash Consideration and Closing Stock	7
	(d)	The Closing	8
	(e)	Adjustment to Preliminary Cash Consideration	8
	(f)	Escrow Fund	9
	(g)	Proration	10
	(h)	Allocation	10
	(i)	Certain Contracts	10
	(j)	Taking of Necessary Action	10

3.	TARGET PARTNERS’ REPRESENTATIONS AND WARRANTIES		11

	(a)	Capacity and Authorization of Target Partner	11
	(b)	Authorization and Validity	11
	(c)	No Violation	11
	(d)	Brokers’ Fees	11
	(e)	Ownership	11

4.	TARGET’S REPRESENTATIONS AND WARRANTIES		11

	(a)	Organization of Target	11
	(b)	Authorization of Transaction	12
	(c)	Non-contravention	12
	(d)	Brokers’ Fees	12
	(e)	Title to Assets; Sufficiency of Acquired Assets	13
	(f)	Subsidiaries	13
	(g)	Financial Statements	13
	(h)	Events Subsequent to Most Recent Fiscal Period End	13
	(i)	Compliance with Laws	15
	(j)	Tax Matters	15
	(k)	Real Property	16
	(l)	Intellectual Property	16
	(m)	Contracts	18
	(n)	Accounts Receivable	18
	(o)	Powers of Attorney	19
	(p)	Insurance	19
	(q)	Litigation	19
	(r)	Employee Benefits	19
	(s)	Business Continuity	20
	(t)	Certain Business Relationships	21
	(u)	Customers	21
	(v)	Privacy Policies	21
	(w)	Restrictions on Business Activities	21
	(x)	Employees	21
	(y)	No Implied Representations or Warranties	21

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ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (this “Agreement”) is entered into as of October 30, 2006, by and among DeMarseCo Holdings, Inc., a Delaware corporation (“Buyer”), CreditCards.com, L.P., a Texas limited partnership (“Target”), and the following holders of limited partnership interests in Target: Urban Eugene Smith Revocable Trust, The Stover Family Trust, The 2006 Stover Irrevocable Trust, The Stover Descendants Irrevocable Trust, NCCF Trust, and Click Success, L.P., a Texas limited partnership (“Target Majority Partner” and together with the trusts, the “Target Partners” and each individually, a “Target Partner”).

Buyer desires to purchase from Target, and Target desires to sell to Buyer, all of the assets of Target, other than the Excluded Assets (as defined herein) in return for the cash consideration, Closing Stock (as defined herein), assumption of certain liabilities and other consideration set forth below.

The Target Partners own the outstanding partnership interests in Target and deem it advisable and in their respective best interests for Target to effect the sale of all of its assets, other than the Excluded Assets, on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, the parties agree as follows.

1.        Definitions.

“Acquired Assets” means all of Target’s right, title, and interest in and to all of the assets of Target (but excluding the Excluded Assets), including but not limited to all of its (a) tangible personal property, (b) Intellectual Property, goodwill associated therewith, licenses and sublicenses granted and obtained with respect thereto, and rights thereunder, remedies against infringements thereof, and rights to protection of interests therein under the laws of all jurisdictions, (c) leases, (d) the Assumed Contracts and rights thereunder, (e) accounts and other receivables, (f) claims, deposits, prepayments, refunds, causes of action, rights of recovery and rights of set-off, (g) to the extent transferable, approvals, permits and licenses, (h) books, records, ledgers, files, documents, correspondence, lists, creative materials, advertising and promotional materials, studies, reports, and other printed or written materials, and (i) rights in and with respect to the assets associated with its Employee Welfare Benefit Plans.

“Adverse Consequences” means all actions, suits, proceedings, hearings, investigations, charges, complaints, claims, demands, injunctions, judgments, orders, decrees, rulings, damages, dues, penalties, fines, costs, liabilities, obligations, Taxes, losses, expenses and fees, including court costs and reasonable attorneys’ fees and expenses.

“Affiliate” has the meaning set forth in Rule l2b-2 of the regulations promulgated under the Securities Exchange Act of 1934, as amended.

“Affiliated Group” means any affiliated group within the meaning of Code §1504(a) or any similar group defined under a similar provision of state, local, or foreign law.

“Assumed Contracts” means all Contracts between Target and any other party, except to the extent such Contracts are Excluded Assets.

“Assumed Liabilities” means all liabilities and obligations of Target, whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due, including (a) all liabilities and obligations of Target under its Employee Welfare Benefit Plans, (b) all liabilities and obligations of Target under the agreements, contracts, leases, licenses, and other arrangements constituting a party of the Acquired Assets, (c) all obligations of Target to indemnify any Person (including any of the Target Partners) pursuant to Section 7.3 of the Target’s Agreement of Limited Partnership, but excluding any obligation to indemnify any such Person for any Adverse Consequences based upon, arising out of or resulting from actions taken or not taken by Target or any Target Partner in connection with this Agreement or the transactions contemplated by this Agreement, and (d) all other liabilities and obligations of Target set forth in the Disclosure Letter; provided, however, that, notwithstanding the above, Assumed Liabilities shall not include (i) any liability of Target or any Target Partner for Taxes, (ii) any liability of Target or any Target Partner for costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby, or (iii) any liability or obligation of Target or any Target Partner under this Agreement or under any ancillary agreement between Target and Buyer entered into on or after the date of this Agreement.

“Buyer” has the meaning set forth in the recitals.

“Buyer Balance Sheet” has the meaning set forth in Section 5(g).

“Buyer Common Stock” has the meaning set forth in Section 5(e).

“Buyer Indemnified Parties” means the stockholders of Buyer and their successors and permitted assigns, together with their respective partners, stockholders, members, directors, managers, officers, employees, agents and representatives, in each case other than Target, Daniel H. Smith, or any former officer, employee, or partner of Target.

“Cash” means cash and cash equivalents (including marketable securities and short-term investments) calculated in accordance with GAAP applied on a basis consistent with the preparation of the Financial Statements.

“Closing” has the meaning set forth in Section 2(d).

“Closing Date” has the meaning set forth in Section 2(d).

“Closing Stock” has the meaning set forth in Section 2(c).

“Closing Excess Cash” means 50% of the Cash collected by Target in the twenty-eight (28) calendar days immediately preceding the day two days prior to Closing Date.

“COBRA” means the requirements of Part 6 of Subtitle B of Title I of ERISA and Code §4980B.

“Code” means the Internal Revenue Code of 1986, as amended.

“Contract” means any mortgage, indenture, lease, written contract, covenant or other agreement, arrangement, instrument, commitment, permit, concession, franchise or license.

“Disclosure Letter” has the meaning set forth in Section 4.

“Employee Benefit Plan” means any “employee benefit plan” (as such term is defined in ERISA §3(3)) and any other material employee benefit plan, program or arrangement of any kind.

“Employee Pension Benefit Plan” has the meaning set forth in ERISA §3(2), excluding any plan described under Code §408(k).

“Employee Welfare Benefit Plan” has the meaning set forth in ERISA §3(1).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity that is treated as a single employer with Target for purposes of Code §414.

“Escrow Agent” shall have the meaning set forth in Section 2(c).

“Escrow Fund” shall have the meaning set forth in Section 2(c).

“Excluded Assets” means (i) all casualty, liability, property and individual life insurance policies owned or obtained by Target; (ii) the corporate minute books, stock registers and personnel records of Target, copies of which Target shall provide to Buyer; (iii) the income tax records covering transactions of Target occurring prior to the Closing Date; (iv) any claims, counterclaims, offsets, defenses or causes of action arising prior to the Closing Date, other than to the extent based upon, relating to, or arising out of, the Acquired Assets or the Assumed Liabilities; (v) all correspondence and documents delivered by or to Target or its Affiliates (other than correspondence and documents previously delivered by or to Buyer), including third party confidentiality agreements and proposals, relating to the Target bid process preceding the execution of this Agreement; (vi) all of Target’s rights and interests in and to all correspondence and documents, including confidentiality agreements, entered into by Buyer or any of its Affiliates for the benefit of Target in connection with the transactions contemplated by this Agreement; (vii) all of Target’s rights and interests in all information, files, records, data, plans, contracts and recorded knowledge related to or used in connection with its business to the extent that any of the foregoing (A) relate solely to the Excluded Assets; or (B) relate to the Excluded Assets and can be easily separated from the Acquired Assets and are privileged or are otherwise subject to third party privacy rights, including materials that are protected by the attorney-client privilege or attorney work product doctrine, to the extent such do not relate to the Acquired Assets or the Assumed Liabilities; or (C) are solely written materials that Target is required by law to retain and of which Target shall have provided a copy to Buyer; (viii) all of Target’s rights and interests in and to those certain assets specified in Schedule A.

“Fiduciary” has the meaning set forth in ERISA §3(21).

“Financial Statements” has the meaning set forth in Section 4(g).

“GAAP” means United States generally accepted accounting principles as in effect from time to time, consistently applied.

“General Partner” means CCDC Management, LLC and any other Person holding a general partnership interest of Target.

“Governmental Entity” means any court, administrative agency or commission or other federal, state, county, local or other foreign governmental authority, instrumentality, agency or commission.

“Hart-Scott-Rodino Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Income Tax” means any federal, state, local, or foreign income or franchise tax, including any interest, penalty, or addition thereto, whether disputed or not.

“Indemnified Party” has the meaning set forth in Section 10(a).

“Indemnifying Party” has the meaning set forth in Section 10(a).

“Indemnity Basket” has the meaning set forth in Section 9(b).

“Independent Accountants” has the meaning set forth in Section 2(e)(i).

“Intellectual Property” means any and all intellectual property including, without limitation, all (a) United States and foreign patents, patent applications, and all related continuations, continuations-in-part, divisionals, reissues, reexaminations, utility models, certificates of invention, (b) trademarks, service marks, trade dress, logos, trade names and corporate names and registrations and applications for registration thereof, (c) copyrights (including any registrations and applications for registration thereof), (d) works of authorship, including computer programs, algorithms, routines, source code and executable code, whether embodied in software or otherwise, documentation, designs, files, records and data, (e) trade secrets and confidential business information, whether patentable or unpatentable and whether or not reduced to practice, know-how, and business processes and techniques, (f) Internet domain names, World Wide Web addresses, uniform resource locators and their respective registrations, (g) rights of publicity, rights of privacy and rights to personal information and data, (h) databases, data compilations and collections and technical data, (i) processes, devices, prototypes, schematics, net lists, and test methodologies, (j) proprietary and confidential information, including technical data and customer and supplier lists, trade secrets, know how and techniques and (k) other proprietary rights relating to any of the foregoing.

“Knowledge of Target” or “Target’s Knowledge” means actual knowledge of either Chief Executive Officer of Target, President of Target, or, as to Section 4(1) only, Chief IT Officer, after reasonable investigation in the context to which it applies.

“Leased Real Property” means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by Target.

“Lease” means the lease of the office space at 13809 Research Boulevard, Suite 906, Austin, Texas 78750.

“Lien” means any mortgage, pledge, lien, encumbrance, charge, or other security interest, other than (a) liens for Taxes not yet due and payable and (b) statutory liens for liabilities not yet due and payable.

“Material Adverse Effect” or “Material Adverse Change” means any effect or change, event, fact or circumstance that is, or would reasonably be expected to be, materially adverse to the financial position, business, assets or result of operations of Target, except any such change, event or effect resulting from (1) any changes in general business or economic conditions, including such conditions related to the business of Target, (2) national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States, or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, (3) any changes or events affecting the financial, banking, or securities industries in general, (4) changes in United States generally accepted accounting principles as reflected in an official pronouncement, or (5) the taking of any action contemplated by this Agreement and the other agreements contemplated by this Agreement.

“Most Recent Balance Sheet” means the balance sheet contained within the Most Recent Financial Statements.

“Most Recent Financial Statements” has the meaning set forth in Section 4(g).

“Most Recent Fiscal Period End” has the meaning set forth in Section 4(g).

“Multiemployer Plan” has the meaning set forth in ERISA §3(37).

“Net Cash” means Post-Closing Excess Cash less the Closing Excess Cash.

“Ordinary Course of Business” means the ordinary course of business consistent with past custom and practice.

“Parent” means CCCI Holdings, Inc., a Delaware corporation that owns all of the Buyer Common Stock.

“Parent Common Stock” has the meaning set forth in Section 5(e).

“Parent Series A Stock” has the meaning set forth in Section 5(e).

“Parent Series A-l Stock” has the meaning set forth in Section 5(e).

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, any other business entity or a Governmental Entity (or any department, agency, or political subdivision thereof).

“Post-Closing Excess Cash” means (i) 50% of the Cash collected by Buyer in the thirty (30) calendar days immediately following the Closing Date and on the Closing Date less (ii) 50% of the Cash collected by Target in the two days prior to the Closing Date.

“Pro Rata Payment Factor” means, as to each Target Partner, the percentage set forth in Schedule B.

“Prohibited Transaction” has the meaning set forth in ERISA §406 and Code §4975.

“Preliminary Cash Consideration” has the meaning set forth in Section 2(c).

“Purchase Price” has the meaning set forth in Section 2(c).

“Subsidiary” means any Person of which at least a majority of the outstanding shares or other equity interests having ordinary voting power for the election of directors or comparable managers of such Person are owned, directly or indirectly, by another Person.

“Systems” has the meaning set forth in Section 4(s).

“Target” has the meaning set forth in the recitals.

“Target Copyrights” means all of Target’s registered or unregistered copyrights.

“Target Indemnified Parties” means the Target Partners and their successors and permitted assigns, together with their respective partners, shareholders, members, directors, managers, officers, employees, agents and representatives.

“Target Intellectual Property” means all Intellectual Property owned or licensed (as licensor or licensee) by Target, including, without limitation, the Target Trademarks, the Target Copyrights, the Target Software, the Target URLs and the goodwill associated with the business in which the foregoing are used and all applications and registrations therefore.

“Target Interest” means any partnership interest in Target.

“Target Majority Partner” has the meaning set forth in the recitals.

“Target Partner” or “Target Partners” has the meaning set forth in the recitals.

“Target Partner Representative” has the meaning set forth in Section 1 l(b).

“Target Software” means Target’s computer software programs or applications (in both source code and object code form and including without limitation firmware) and all related technical documentation, user or operator manuals, software libraries, compilers, configurations, data, databases, schematics and diagrams.

“Target Trademarks” means all of Target’s trademarks, service marks, trade dress, logos, trade names and corporate names and registrations and applications for registration thereof.

“Target URLs” means all internet domain names, World Wide Web addresses and uniform resource locators registered either in the name of Target or in the name of an internet service provider on Target’s behalf.

“Tax” or “Taxes” means (i) any and all federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, occupation, premium, windfall profits, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, alternative or add-on minimum, estimated, or other tax, assessment, charge, duty, imposition or liabilities of any kind whatsoever, including any interest, penalty, or addition thereto, (ii) any liability for the payment of any amounts of the type described in clause (i) of this paragraph as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, and (iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) of this paragraph as a result of any express or implied obligation to indemnify any Person or as a result of any obligation under any agreement or arrangement with any Person with respect to such amounts and including any liability for taxes of a transferor, predecessor or affiliated Person.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule, attachment or amendment.

“Third Party Claim” has the meaning set forth in Section 10(a).

“Transferred Employees” has the meaning set forth in Section 7(d)(ii).

“Web Site” means any web site available on any Target URL.

2.        Basic Transaction.

(a)    Purchase and Sale of Assets. On and subject to the terms and conditions of this Agreement, Buyer agrees to purchase from Target, and Target agrees to sell, transfer, and deliver to Buyer, all of the Acquired Assets for the consideration specified in this Section 2.

(b)    Assumption of Liabilities. On and subject to the terms and conditions of this Agreement, Buyer agrees to assume and become responsible for all of the Assumed Liabilities at the Closing. Buyer will not assume or have any responsibility, however, with respect to any other obligation or liability of Target not included within the definition of Assumed Liabilities.

(c)    Preliminary Cash Consideration and Closing Stock. Buyer agrees to deliver to Target at the Closing (i) by wire transfer of immediately available funds to an account designated by Target, cash in the sum of $123,495,253.52 (the “Preliminary Cash Consideration”), (ii) the sum of $10,000,000 to Sterling Trust Company (the “Escrow Agent”) by wire transfer of immediately available funds to be held in escrow (the “Escrow Fund”) and (iii) 2,111,106 shares of Parent Series A-l Stock (the “Closing Stock”). The Preliminary Cash

Consideration, as adjusted pursuant to Section 2(e), the Escrow Fund, and the Closing Stock, together, are referred to herein as the “Purchase Price”.

(d)      The Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall be held at a mutually acceptable location agreed to by the parties, contemporaneously with the execution of this Agreement. The parties hereby acknowledge and agree that, notwithstanding any dates on delivered documents to the contrary, upon consummation of the Closing, all actions taken by and documents delivered by the parties in connection with the consummation of the transactions contemplated by this Agreement on the date of Closing (the “Closing Date”) shall be deemed to have occurred immediately prior to the Closing Date.

(e)       Adjustment to Preliminary Cash Consideration.

(i)          It is the intention of the parties to divide equally the Cash collected by Target and the Cash collected by Buyer in the thirty (30) days preceding the Closing Date, on the Closing Date, and in the thirty (30) following the Closing Date. In order to accomplish this, at Closing, Target shall prepare and deliver a certificate setting forth in reasonable detail the total amount of Cash collected by Target during the twenty-eight (28) calendar days immediately preceding the day two days prior to Closing Date (the “Closing Cash Certificate”). The Buyer shall have the right to review the Closing Cash Certificate and all material back-up and supporting data used in the preparation of the Closing Cash Certificate. The Buyer will, within 15 calendar days of the Closing, notify the Target Partner Representative of Buyer’s acceptance of the Closing Cash Certificate or non-acceptance of the Closing Cash Certificate. If the Buyer does not give timely notice of any disagreement with the Closing Cash Certificate within such 15-day period, then Buyer shall be deemed to have accepted the Closing Cash Certificate. If the Buyer gives timely notice to the Target Partner Representative that Buyer does not agree with or accept the Closing Cash Certificate, the Buyer shall describe in such notice in reasonable detail all grounds for Buyer’s disagreement. Buyer and the Target Partner Representative will endeavor in good faith to resolve all disagreements within 15 days of the receipt by Target of such notice. If the parties are unable to fully resolve all disagreements within this 15-day period, they shall refer all unresolved issues to the Austin office of Deloitte & Touche (the “Independent Accountants”), who shall be instructed to resolve such issues within 30 days of the referral in accordance with the provisions of subsection (iii) below.

(ii)         Within forty (40) calendar days following the Closing Date, (A) Buyer shall prepare and deliver to the Target Partner Representative a certificate setting forth in reasonable detail the total amount of Cash collected by Buyer on the Closing Date and during the thirty (30) days immediately following the Closing Date and the sources of such collection and (B) Seller shall prepare and deliver to the Target Partner Representative a certificate setting forth in reasonable detail the total amount of Cash collected by Target during the two days immediately preceding the Closing Date and the sources of such collection. Buyer will combine the information in the two schedules and, within five days of delivery of both certificates, prepare a “Post Closing Cash Certificate”. The Target Partner Representative shall have the right to review the Post-Closing Cash Certificate and all material back-up and supporting data used in the preparation of the Post-Closing Cash Certificate. The Target Partner Representative will, within 15 calendar days of receipt of the Post-Closing Cash Certificate, notify Buyer of

Target’s acceptance of the Post-Closing Cash Certificate or non-acceptance of the Post-Closing Cash Certificate. If the Target Partner Representative does not give timely notice of any disagreement with the Post-Closing Cash Certificate within such 15-day period, then Target shall be deemed to have accepted the Post-Closing Cash Certificate. If the Target Partner Representative gives timely notice to Buyer that Target does not agree with or accept the Post-Closing Cash Certificate, the Target Partner Representative shall describe in such notice in reasonable detail all grounds for Target’s disagreement. Buyer and the Target Partner Representative will endeavor in good faith to resolve all disagreements within 15 days of the receipt by Buyer of such notice. If the parties are unable to fully resolve all disagreements within this 15-day period, they shall refer all unresolved issues to the Independent Accountants, who shall be instructed to resolve such issues within 30 days of the referral, in accordance with subsection (iii) below.

(iii)        The Independent Accountants shall act strictly as an expert and not as an arbitrator. The Independent Accountants shall address only those issues in dispute, and may not assign a value to any item that is (A) greater than the greatest value for such item claimed by either Target or Buyer in the written “unresolved issues” documents submitted to the Independent Accountants, or (B) lower than the lowest value claimed by Target or Buyer in the written “unresolved issues” documents submitted to the Independent Accountants. The Independent Accountants’ determination shall be based only upon written submissions by the Target Partner Representative and Buyer, and not upon extraneous materials or separate investigation by the Independent Accountants. The determination of the Independent Accountants retained pursuant to this Section 2(e) will be conclusive and binding upon the parties and shall be reflected in a final Post-Closing Cash Certificate prepared and approved by such Independent Accountants in accordance with the principles set forth in this Section 2(e).

(iv)       The fees and expenses of the Independent Accountants (i) shall be borne by the Target in the proportion that the aggregate dollar amount of disputed items submitted thereto for resolution that are unsuccessfully disputed by the Target Partner Representative (as finally determined by the Independent Accountants) bears to the aggregate dollar amount of such submitted disputed items and (ii) shall be borne by Buyer in the proportion that the aggregate dollar amount of disputed items submitted thereto for resolution that are successfully disputed by the Target Partner Representative (as finally determined by the Independent Accountants) bears to the aggregate dollar amount of such submitted disputed items.

(v)        Within seven days after the final agreement on a Post-Closing Cash Certificate, or on a final determination by the Independent Accountants of the Post-Closing Cash Certificate, (i) to the extent that Net Cash is positive, Buyer shall pay Target the Net Cash amount, or (ii) to the extent that Net Cash is negative, Target shall refund to Buyer such amount so that Net Cash plus such amount equals zero. All payments made pursuant to this Section 2(e)(v) will be made by wire transfer of immediately available funds to an account designated by Target (or the Target Partner Representative, if Target no longer exists) or Buyer, as the case may be.

(f)      Escrow Fund. The Escrow Fund shall be established pursuant to the terms of an Escrow Agreement substantially in the form set forth in Exhibit A (the “Escrow

Agreement”), among the Buyer, the Target, the Target Partner Representative and the Escrow Agent. The Escrow Fund shall be held, invested and distributed or released in accordance with the terms of the Escrow Agreement.

(g)     Proration. All property and ad valorem Taxes (other than those accrued and shown on the Most Recent Balance Sheet), payable subsequent to the Closing Date and relating to a period of time that includes but does not begin or end with the Closing Date will be prorated as of the Closing Date between Buyer and Target. If the actual amount of any such Tax is not known as of the Closing Date, the aforesaid proration shall be based on the previous year’s assessment of such item and the parties agree to adjust said proration and pay any underpayment or reimburse for any overpayment within 30 days after the actual amount becomes known.

(h)     Allocation. Buyer and Target agree to use their best efforts to finalize the allocation of the Purchase Price (and all other capitalizable costs) and the Assumed Liabilities among the Acquired Assets within 45 days after the Closing Date. If the parties are unable to agree on the final allocation within the 45-day period, they shall refer any unresolved issues to the Independent Accountants, who shall be instructed to resolve such issues within 30 days of the referral, acting as an expert and not as an arbitrator. Buyer and Target agree to cooperate in good faith to assist the Independent Accountants with their determination. The allocation determination of the Independent Accountants will be conclusive and binding upon the parties. Target and Buyer agree to cooperate in filing all information required by Section 1060 of the Code (including, but not limited to, the timely filing of Internal Revenue Service Form 8594) and to take no position on any Tax Return inconsistent with such allocation.

(i)       Certain Contracts. Notwithstanding any other provision of this Agreement, to the extent that the assignment by Target of any Assumed Contract shall require the consent or approval of another party thereto or any governmental authority, the consummation of the transactions contemplated by this Agreement shall not constitute an assignment or an attempted assignment thereof if such assignment or attempted assignment would constitute a breach or violation thereof. Target shall use commercially reasonable efforts to obtain the written consent or approval to the assignment to Buyer of each Assumed Contract with respect to which such consent is required for such assignment. If such consent or approval is not obtained on or prior to the Closing Date, each party agrees to cooperate with the other party in any reasonable arrangement necessary to provide to Buyer the benefits of such Assumed Contract conditioned on the assumption and performance by Buyer of Target’s obligations thereunder accruing on and after the Closing Date and to the extent Buyer realizes the benefits of such Assumed Contract.

(j)       Taking of Necessary Action. If, at any time after the Closing, any further action is necessary to carry out the purposes of this Agreement and to vest the Buyer with full right, title and possession to all Acquired Assets, the former officers, managers and partners of Target and the General Partner are fully authorized in the name of their respective entities or otherwise to take, and shall take, all commercially reasonable, lawful and necessary action, so long as such action is not inconsistent with this Agreement.

3.        Target Partners’ Representations and Warranties. Each Target Partner represents and warrants to Buyer (as to itself or himself and not as to any other Target Partner) that the following are true and correct as of the Closing Date:

(a)      Capacity and Authorization of Target Partner. Target Partner is either (i) a natural person with the legal capacity to execute and deliver this Agreement and to perform his or her obligations hereunder, or (ii) an existing partnership, corporation, limited liability company or trust with the power and authority to execute and deliver this Agreement and to perform its obligations hereunder.

(b)     Authorization and Validity. The execution, delivery and performance by Target Partner of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by Target Partner. This Agreement has been duly executed and delivered by Target Partner and this Agreement constitutes a legal, valid and binding obligation of Target Partner, enforceable against Target Partner in accordance with its terms, except as such enforceability may be subject to the laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief or other equitable remedies.

(c)      No Violation. Neither the execution and performance of this Agreement, nor the consummation of the transactions contemplated hereby, will (i) violate, conflict with, or result in a breach of the terms, conditions and provisions of, or constitute a default under, the governing documents (such as a certificate of limited partnership, partnership agreement, articles of incorporation, bylaws, articles of organization, regulations, or trust instrument) of Target Partner that is not a natural person or Contract to which Target Partner is a party or by which any of Target Partner’s properties or assets (whether tangible or intangible) are bound, or (ii) result in the imposition or creation of a Lien upon or with respect to Target Partner’s Target Interest.

(d)     Brokers’ Fees. Target Partner has no liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement for which Buyer could become liable.

(e)      Ownership. Target Partner’s sole interest in Target is Target Partner’s Target Interest set forth on Schedule B. Target Partner is not a party to any Contract with Target, the General Partner or any other Target Partner that would modify the Target Partner’s Target Interest as set forth in Schedule B except for the Agreement of Limited Partnership.

4.        Target’s Representations and Warranties. Target represents and warrants to Buyer that the following are true and correct as of the Closing Date (except for representations and warranties which address matters only as of a certain date which shall be true and correct as of such certain date), except as set forth in the disclosure letter accompanying this Agreement (the “Disclosure Letter”).

(a)      Organization of Target. Target is a limited partnership duly organized, validly existing, and in good standing under the laws of the State of Texas. Target has delivered a true and correct copy of each of its Agreement of Limited Partnership and Certificate of

Limited Partnership, each as amended to date and in full force and effect on the date hereof, to Buyer. The Agreement of Limited Partnership is the only agreement by and between Target and the Target Partners and sets forth all rights and obligations of Target and Target Partners relating to Target among such Persons. Target has full limited partnership authority to own its properties and to carry on its business as currently conducted. Target is qualified to do business in each jurisdiction in which Target is required to be qualified (which jurisdictions are listed in Schedule 4(a) of the Disclosure Letter), except in those jurisdictions where the failure to be so qualified or licensed would not have a Material Adverse Effect.

(b)     Authorization of Transaction. Target has full power and authority (including full partnership power and authority) to execute and deliver this Agreement and to perform its obligations under this Agreement. The only outstanding Target Interests of Target are those set forth on Schedule B, and the General Partner and each of the Target Partners set forth on such Schedule B have duly authorized the execution, delivery, and performance of this Agreement by Target. This Agreement constitutes the valid and legally binding obligation of Target, enforceable in accordance with its terms and conditions, except as such enforceability may be subject to the laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief or other equitable remedies.

(c)      Non-contravention. Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated by this Agreement will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which Target is subject or any provision of the Certificate of Limited Partnership or Agreement of Limited Partnership of Target or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any Contract to which Target, the General Partner or any Target Partner is a party or any of their respective properties or assets (whether tangible or intangible) may be bound. As a result of the consummation of the transactions contemplated by this Agreement, Buyer will not be prohibited from exercising any of its rights under the Assumed Contracts, and Buyer will not be required to pay any additional amounts or consideration other than ongoing fees, royalties or payments which Target would otherwise be required to pay pursuant to the terms of such Assumed Contracts had the transactions contemplated by this Agreement not occurred. Schedule 4(c) of the Disclosure Letter lists all Assumed Contracts that require a novation, consent or waiver, as the case may be, prior to the Closing as a result of the transactions contemplated by this Agreement. None of Target, the General Partner or any Target Partner needs to give any notice to, make any filing with, or obtain any authorization, waiver, consent, or approval of any government or governmental agency in connection with the execution and delivery of this Agreement or in order for the parties to consummate the transactions contemplated by this Agreement.

(d)     Brokers’ Fees. Target has no liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement for which Buyer could become liable or obligated.

(e)      Title to Assets; Sufficiency of Acquired Assets. Target has good and marketable title to, or a valid leasehold interest in, the properties and assets included in the Acquired Assets, free and clear of all Liens or restrictions on transfer, except for properties and assets disposed of in the Ordinary Course of Business since the date of the Most Recent Balance Sheet. The Acquired Assets are all of the necessary and sufficient assets, for the operation of Target’s business as currently conducted. Target is not a party to any outstanding Contracts or other arrangements giving any person any present or future right to require Target to transfer to any Person any ownership or possessory interest in, or to grant any Lien on, any of the Acquired Assets, other than pursuant to this Agreement.

(f)      Subsidiaries. Target has no Subsidiaries.

(g)     Financial Statements. Attached as Exhibit B are the following financial statements (collectively, the “Financial Statements”): (i) audited consolidated balance sheets and statements of income, changes in partners’ equity, and cash flow as of and for the period from Target’s organization (March 24, 2004) through December 31, 2004, and as of and for the fiscal year ended December 31, 2005 for Target; and (ii) unaudited consolidated balance sheets and statements of income, changes in partners’ equity, and cash flow (the “Most Recent Financial Statements”) as of and for the eight months ended August 31, 2006 (the “Most Recent Fiscal Period End”) for Target. The Financial Statements (including the notes) have been prepared in accordance with GAAP throughout the periods covered and present fairly in all material respects the financial condition of Target as of such dates and the results of operations of Target for such periods; provided, however, that the Most Recent Financial Statements are subject to normal year-end adjustments and lack footnotes. Since December 31, 2005, there has been no material change in any accounting policies, principles, methods or practices, including any change with respect to reserves (whether for bad debts, contingent liabilities or otherwise), of Target. Target has no obligations or liabilities of any nature (matured or unmatured, fixed or contingent) other than those set forth or adequately provided for in the Most Recent Balance Sheet and other contractual obligations or liabilities incurred between August 31, 2006 and the Closing Date in the Ordinary Course of Business.

(h)     Events Subsequent to Most Recent Fiscal Period End. Since the Most Recent Fiscal Period End, there has not been any Material Adverse Change. Without limiting the generality of the foregoing, since that date:

(i)           neither Target nor the General Partner has sold, leased, transferred, or assigned any of their respective material assets;

(ii)          neither Target nor the General Partner has entered into any material Contract outside the Ordinary Course of Business;

(iii)         no Person (including Target and the General Partner) has accelerated, terminated, made material amendments or modifications to, waived or cancelled any material Contract or provision thereof to which Target or General Partner is a party or by which any of their respective properties or assets (whether tangible or intangible) is bound;

(iv)         neither Target nor the General Partner has created or incurred any Liens upon any of its respective assets;

(v)          neither Target nor the General Partner has made any capital expenditures in excess of $100,000;

(vi)         neither Target nor the General Partner has made any capital investment in, or any loan to, any other Person;

(vii)        neither Target nor the General Partner has created, incurred, assumed, or guaranteed any debt for borrowed money or capitalized lease obligations;

(viii)       neither Target nor the General Partner has transferred or granted any license or sublicense of any material rights under or with respect to any of the Target Intellectual Property;

(ix)         there has been no change made or authorized in Target’s Certificate of Limited Partnership or Agreement of Limited Partnership;

(x)          neither Target nor the General Partner has issued, sold, or otherwise disposed of any Target Interest, or granted any options, warrants, or other rights to purchase or obtain (including upon conversion, exchange, or exercise) any Target Interest;

(xi)         neither Target nor the General Partner has declared, set aside, or made any distribution with respect to any Target Interest, whether in cash or in kind, or redeemed or purchased any Target Interest;

(xii)        neither Target nor the General Partner has experienced any material damage, destruction, or loss (whether or not covered by insurance) to the Acquired Assets;

(xiii)       None of the Target, the General Partner or their respective Affiliates has made any loan to, or entered into any other transaction with, any of its partners, officers, or employees;

(xiv)       None of the Target, the General Partner or their respective Affiliates has entered into any employment contract or collective bargaining agreement, written or oral, or modified the terms of any existing employment contract or collective bargaining agreement;

(xv)        None of the Target, the General Partner or their respective Affiliates has granted any increase in the compensation of any of its partners, officers or employees;

(xvi)       None of the Target, the General Partner or their respective Affiliates has adopted, amended, modified, or terminated any bonus, profit sharing, incentive, severance, or other plan, contract, or commitment for the benefit of any of its partners, officers, and employees, or taken any such action with respect to any other Employee Benefit Plan;

(xvii)      None of the Target, the General Partner or their respective Affiliates has made any other material change in employment terms for any of its partners, officers or employees;

(xviii)     None of the Target, the General Partner or their respective Affiliates has become aware of the commencement, settlement or threat of any lawsuit or proceeding or other investigation against Target, the General Partner or any of their respective Affiliates;

(xix)        None of the Target, the General Partner or their respective Affiliates has received any notice of any claim or potential claim of ownership by any person other than Target of Target Intellectual Property or of infringement by Target or the General Partner of any other Person’s Intellectual Property;

(xx)         Neither Target nor the General Partner has changed their respective normal business practices or taken any other action outside the Ordinary Course of Business in order to generate Cash;

(xxi)        None of the Target, the General Partner or their respective Affiliates has made any loans or advances of money;

(xxii)       Neither Target nor the General Partner has modified the Web Site outside of the Ordinary Course of Business;

(xxiii)      Target has not made material changes to the Target Software owned by Target outside the Ordinary Course of Business; and

(xxiv)     Target has not committed to any of the foregoing.

(i)       Compliance with Laws. To Target’s Knowledge, Target has complied in all material respects with, and is not in violation in any material respect of, and has not received any written notices of violation with respect to, any foreign, federal, state or local statute, law or regulation.

(j)       Tax Matters.

(i)           Target has filed all Tax Returns that it was required to file. All Tax Returns were correct and complete in all material respects and all Taxes owed by Target, whether or not shown on any Tax Return, have been paid. Target currently is not the beneficiary of any extension of time within which to file any Tax Return. Target has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, partner, or other third party, and all Forms W-2 and 1099 required with respect thereto have been properly completed and timely filed. Target has provided Buyer with copies of all income tax records of Target in its possession that cover transactions of Target occurring prior to the Closing Date.

(ii)          There is no dispute or claim concerning any Tax liability of Target or concerning the taxable income shown or required to be shown on any Tax Return of Target that is either (A) claimed or raised by any authority in writing, or (B) to Target’s Knowledge, otherwise claimed or raised by an authority. No written claim has ever been made by any authority in a jurisdiction in which the Target does not file Tax Returns that the Target is or may be required to file a Tax Return in such jurisdiction.

(iii)         No federal, state, local or foreign Tax Return has been audited or is currently the subject of audit. Target has delivered to Buyer correct and complete copies of all federal, state, local and foreign Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by Target since its inception. Target has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(iv)         Target is not a party to any Tax allocation or sharing agreement, or any tax indemnification agreement. Target (A) has not been a member of an Affiliated Group filing a consolidated federal Tax Return, and (B) has no liability for the Taxes of any Person other than Target under Reg. §1.1502-6 or any similar provision of state or local law, as a transferee or successor, by contract, or otherwise.

(v)          Target is not a party to any “nonqualified deferred compensation plan” (within the meaning of Code §409A).

(k)      Real Property. Target’s only Leased Real Property is covered by the Lease. The Lease is legal, valid, binding, enforceable and in full force and effect. Target does not own any Real Property.

(l)       Intellectual Property.

(i)           Schedule 4(l)(i) of the Disclosure Letter contains a complete and accurate list of (A) each material item of Target Intellectual Property, and (B) each material license, agreement, or other permission that Target has granted to any third party with respect to any of the Target Intellectual Property. Target has made available or delivered to Buyer accurate and complete copies of all material Contracts relating to the Target Intellectual Property. With respect to each item of Target Intellectual Property listed on Schedule 4(l)(i) of the Disclosure Letter:

(A)          Target owns or has the right to use the item;

(B)           each license, sublicense, agreement, or permission covering the item is legal, valid, binding, enforceable, and in full force and effect in all material respects;

(C)           to Target’s Knowledge, no party to the license, sublicense, or agreement is in material breach or default, and no event has occurred that with notice or lapse of time would constitute a material breach or default or permit termination, modification, or acceleration thereunder;

(D)           to Target’s Knowledge, no party to the license, sublicense, or agreement has repudiated any material provision thereof;

(E)           Target has not granted any sublicense or similar right with respect to any license, sublicense, or agreement other than to the extent permitted under such instrument; and

(F)           to Target’s Knowledge, Target has not been served with notice of, or threatened with, any action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand that challenges the legality, validity, enforceability, use, or ownership of any item of Target Intellectual Property.

(ii)          The Target Intellectual Property contains all of the Intellectual Property necessary for the operation of Target’s business as it is currently conducted by Target related to the Acquired Assets. To Target’s Knowledge, the conduct of the Target’s business does not infringe, misappropriate, or otherwise violate the Intellectual Property of any third party. The Target has not received notice of a claim that the conduct of the Target business infringes, misappropriates, or otherwise violates the Intellectual Property of a third party.

(iii)         Schedule 4(l)(iii) of the Disclosure Letter contains a complete and accurate list and summary description of all registered Target Trademarks. To Target’s Knowledge, it has the exclusive right to use each Target Trademark as it is currently used in Target’s business. No Target Trademark is now involved in any opposition, invalidation or cancellation proceeding and, to Target’s Knowledge, no such action is threatened by any Person with respect to any of the Target Trademarks. To Target’s Knowledge, no Target Trademark owned by Target is infringed or is being challenged by any Person in the United States Patent and Trademark Office or any court with competent jurisdiction over Target. To Target’s Knowledge, Target’s current use of the Target Trademarks does not infringe any trademark of any other Person.

(iv)         From their respective dates of registration, with respect to the Target Trademarks, Target has used the Target Trademarks in its business as currently conducted by Target in order to maintain such Target Trademarks in full force and effect free from any claim of abandonment or non-use, and Target has not (and has not permit any other Person to) done any act or knowingly omitted to do any act that would cause any Target Trademark to become invalid or abandoned.

(v)          To Target’s Knowledge, no Target Copyright is infringed or is being challenged by any Person in the United States Copyright Office or any court with competent jurisdiction over Target. To Target’s Knowledge, none of the subject matter of any of the Target Copyrights owned by Target infringes on any copyright of any Person or is a derivative work that is based upon the work of any Person and that is not authorized by license or permission from the owner of such work or otherwise not fair use under United States copyright law.

(vi)         Schedule 4(l)(vi) of the Disclosure Letter contains a complete and accurate list of all Target URLs. All Target URLs have been registered in the name of Target or an internet service provider for the benefit of Target and, to Target’s Knowledge, Target is in compliance with all formal legal requirements applicable to the registration and use of the Target URLs. No Target URL is now involved in any domain name dispute, domain name arbitration or other proceeding and, to Target’s Knowledge, no such action is threatened with respect to any Target URL. To Target’s Knowledge, Target’s registration and current use of the Target URLs does not constitute bad faith under the Uniform Domain Name Dispute Policy of ICAAN or any domain name registrar with whom the Target URLs are registered.

(vii)        Schedule 4(l)(vii) of the Disclosure Letter contains a complete and accurate list of all Target Software, except for commercially available business systems, software applications and other commercially available over-the-counter “shrink-wrap” software that is generally used by Target in the Ordinary Course of Business. To Target’s Knowledge, no portion of any Target Software owned by Target, and, to Target’s knowledge, no portion of any Target Software licensed by Target, contains any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “lock-out,” “virus” or other software routines or hardware components designed to permit unauthorized access, to disable or erase software, hardware, or data, or to perform any other similar unauthorized actions, other than standard license keys incorporated by third party licensors on commercial software.

(m)     Contracts. There are no Contracts binding upon Target or to which any of its properties or assets are bound except (i) the Assumed Contracts set forth in Schedule 4(m) of the Disclosure Letter, (ii) the Excluded Contracts set forth on Schedule A, and (iii) Contracts which are immaterial to Target and which do not require payment by any party thereto of more than $15,000 individually or $150,000 in the aggregate. Target has delivered to Buyer true and complete copies of all Contracts and any amendments thereto set forth in Schedule 4(m) of the Disclosure Letter. Except as set forth in Schedule 4(m) of the Disclosure Letter, each of the Assumed Contracts constitutes a valid and binding obligation of the parties thereto, enforceable in accordance with their terms. Further, each such Assumed Contract is in full force and effect and may be transferred to Buyer pursuant to this Agreement without breaching the terms thereof or resulting in the termination, forfeiture or impairment of any rights thereunder and without the consent, approval or act of, or the making of any filing with, any other party. Target has fulfilled and performed its obligations under each of the Assumed Contracts in all material respects, and Target is not in, or received notice that it is in, breach or default under, nor has the other party alleged there to be any basis for termination of, any of the Assumed Contracts. To Target’s Knowledge, (i) no other party to any of the Assumed Contracts has breached or defaulted thereunder in any material respect, and (ii) no event has occurred and no condition or state of facts exists which, with the passage of time or the giving of notice or both, would constitute such a default or breach by Target or by any such other party or would reasonably be expected to materially and adversely impact Target’s relationship with any of the parties set forth on Schedule 4(u) of the Disclosure Letter.

(n)     Accounts Receivable. All of the Target’s accounts receivable arose from bona fide performance of services in the Ordinary Course of Business. All accounts receivable of Target are reflected properly on its books and records, are valid receivables, are collectible in accordance with their terms, subject only to the reserve for bad debts set forth on the face of the Most Recent Balance Sheet, as adjusted for operations and transactions through the Closing Date at levels consistent with the past practices of Target. None of such accounts receivable are subject to any performance obligations by Target prior to collection. Except as has been reserved against in the Most Recent Balance Sheet, to Target’s Knowledge, there is no dispute with respect to the amount or validity of any such accounts receivable for Target.

(o)     Powers of Attorney. There are no outstanding powers of attorney executed on behalf of Target or the General Partner.

(p)     Insurance. Schedule 4(p) of the Disclosure Letter sets forth the following information with respect to each material insurance policy with respect to which Target is a party or a named insured:

(i)           the name of the insurer, the name of the policyholder, and the name of each covered insured; and

(ii)          the scope, including an indication of whether the coverage is on a claims made, occurrence, or other basis and the amount of coverage, including a description of how deductibles and ceilings are calculated and operate.

(q)     Litigation. To Target’s Knowledge, neither Target nor the General Partner is subject to any outstanding injunction, judgment, order, decree, ruling, or charge. To Target’s Knowledge, there is no private or governmental action, suit, claim or proceeding of any nature of which Target has received written notice, pending, or threatened, against Target, the General Partner or any Affiliate, their properties or assets (tangible or intangible) or any of their officers, managers or directors in their capacity as such, nor does Target or the General Partner have any reason to reasonably expect that any such action, suit, claim or proceeding will be forthcoming. To Target’s Knowledge, there is no investigation pending or threatened against Target, the General Partner or their properties or assets (tangible or intangible) or their officers, managers or directors in their respective capacities as such by or before any Governmental Entity. To Target’s Knowledge, no Governmental Entity has provided Target or the General Partner with written notice challenging or questioning the legal right of the Target or the General Partner to conduct its operations as conducted at that time or as currently conducted.

(r)      Employee Benefits.

(i)           Schedule 4(r) of the Disclosure Letter lists each Employee Benefit Plan that Target maintains or to which Target contributes or has any obligation to contribute.

(A)          Each Employee Benefit Plan (and each related trust, insurance contract, or fund, as applicable) has in all material respects been maintained, funded and administered in accordance with the terms of such Employee Benefit Plan and complies in form and in operation in all material respects with the applicable requirements of ERISA, the Code, and other applicable laws.

(B)           Target does not have any ERISA Affiliates.

(C)           All required reports and descriptions, including Form 5500 annual reports, summary annual reports, and summary plan descriptions, have been timely filed and distributed in accordance with the applicable requirements of ERISA and the Code with respect to each Employee Benefit Plan.

(D)           No Employee Benefit Plan that is an Employee Welfare Benefit Plan is subject to COBRA.

(E)           All premiums or other payments for all periods ending on or before the Closing Date have been paid with respect to each Employee Benefit Plan that is an Employee Welfare Benefit Plan.

(F)           No Employee Benefit Plan is an Employee Pension Benefit Plan, or is intended to meet the requirements of a “qualified plan” under Code §401(a).

(G)           No Employee Benefit Plan is funded by, associated with, or related to a “voluntary employee’s beneficiary association” within the meaning of Code §501(c)(9), a “welfare benefit fund” within the meaning of Code §419, a “qualified asset account” within the meaning of Code §419A or a “multiple employer welfare arrangement” within the meaning of ERISA §3(40).

(H)           There have been no Prohibited Transactions with respect to any Employee Benefit Plan. No Fiduciary has any liability for material breach of fiduciary duty or any other material failure to act or comply in connection with the administration or investment of the assets of any Employee Benefit Plan. No action, suit, proceeding, hearing, or investigation with respect to the administration or the investment of the assets of any Employee Benefit Plan, other than routine claims for benefits, is pending or, to the Knowledge of Target, threatened.

(I)            Target has delivered to Buyer correct and complete copies of the plan documents, summary plan descriptions, and all related trust agreements, insurance contracts, and other funding arrangements that implement each Employee Benefit Plan.

(ii)          Target does not contribute to, have any obligation to contribute to, or have any material Liability under or with respect to any Employee Pension Benefit Plan that is a “defined benefit plan” (as defined in ERISA §3(35)). None of the Employee Benefit Plans is subject to ERISA §302, Title IV of ERISA or Code §412. Target does not have any liability or obligation of any nature to the Pension Benefit Guaranty Corporation, or any other Person arising directly or indirectly under Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA, or Code §412.

(iii)         Target does not contribute to, have any obligation to contribute to, or have any Liability, including withdrawal liability as defined in ERISA §4201, under or with respect to any Multiemployer Plan.

(iv)         Target does not maintain, contribute to or have an obligation to contribute to, or have any material Liability or potential Liability with respect to, any Employee Welfare Benefit Plan providing health or life insurance or other welfare-type benefits for current or future retired or terminated employees, or any spouse or other dependent thereof, of Target.

(s)      Business Continuity. None of the Target Software, computer hardware (whether general or special purpose), telecommunications capabilities (including all voice, data and video networks) and other similar or related items of automated, computerized, and software systems, and any other networks or systems and related services that are used by or relied on by Target in the conduct of its business (collectively, the “Systems”), have experienced bugs, failures, breakdowns, or continued substandard performance in the past 12 months that has had a Material Adverse Effect.

(t)      Certain Business Relationships. None the Target Partners nor any of their Affiliates has been involved in any material business arrangement or relationship with Target since Target’s inception, and no Target Partner owns any material asset, tangible or intangible, that is used in the business of Target.

(u)     Customers. Schedule 4(u) of the Disclosure Letter lists the ten largest customers and suppliers of Target for the most recent fiscal year and the current year up to the Most Recent Fiscal Period End and sets forth opposite the name of each such customer the percentage of consolidated net sales attributable to that customer.

(v)     Privacy Policies. To Target’s Knowledge, Target, and its employees, have (i) complied at all times with all applicable privacy laws and regulations and contractual obligations regarding the collection, processing, disclosure and use of all data consisting of personally identifiable information that is, or is capable of being, associated with specific individuals; and (ii) complied with Target’s privacy policy substantially in the form provided to Buyer with respect to personally identifiable information. Target has not captured, stored, maintained, transmitted, published, retained or made available any personally identifiable information that is, or is capable of being, associated with specific individuals.

(w)     Restrictions on Business Activities. There is no agreement, judgment, injunction, order or decree binding upon Target or Target Majority Partner that could reasonably be expected to prohibit or impair the conduct of Target’s business as currently conducted by Target or Target Majority Partner.

(x)      Employees. Schedule 4(x) of the Disclosure Letter lists all written Contracts providing for a commitment of employment or consulting services to which Target is a party or bound. In addition, Schedule 4(x) of the Disclosure Letter identifies all current employees and consultants of Target, and describes the job title of and compensation (including salary, bonuses and benefits) of each. To Target’s Knowledge, there are no oral Contracts providing for a commitment of employment or consulting services to which Target is a party or by which it is bound. Each of Target’s current and former employees has executed a proprietary information, confidentiality and assignment agreement in Target’s standard form (copies of which have been furnished to Buyer). Target has provided Buyer with copies of all personnel records of Target in its possession.

(y)     No Implied Representations or Warranties. Buyer hereby acknowledges and agrees that Target is not making any representation or warranty whatsoever, express or implied, except those representations and warranties of Target explicitly set forth in this Agreement, the Disclosure Letter, and any certificate contemplated by this Agreement and delivered by Target in connection with this Agreement. Subject to the foregoing, the Acquired Assets will be acquired by Buyer on an “as is, where is” basis in their then present condition, and Buyer shall rely solely upon its own examination thereof. In any event, except as explicitly set forth in this Agreement, none of Target or any of its partners, officers, employees, Affiliates or representatives, as the case may be, has made or is making any representation, express or implied, as to the value of any of the Acquired Assets, or any warranty of merchantability, suitability or fitness for a particular purpose or quality, with respect to any of the Acquired Assets, or as to the absence of any defects in the Acquired Assets, whether latent or patent.

5.        Buyer’s Representations and Warranties. Buyer represents and warrants, that the following are true and correct as of the Closing Date (except for representations and warranties which address matters only as of a certain date which shall be true and correct as of such certain date).

(a)      Organization of Buyer. Buyer is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware. Buyer was organized for the sole purpose of acquiring the Acquired Assets and assuming the Assumed Liabilities.

(b)     Authorization of Transaction. Buyer has full power and authority (including full corporate or other entity power and authority) to execute and deliver this Agreement and to perform its obligations under this Agreement. The execution, delivery and performance of this Agreement has been duly authorized by Buyer and each stockholder of Buyer. This Agreement constitutes the valid and legally binding obligation of Buyer, enforceable in accordance with its terms and conditions, except as such enforceability may be subject to the laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief or other equitable remedies. Buyer does not need to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement.

(c)      Non-contravention. Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated by this Agreement will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which Buyer is subject or any provision of their charters or other governing documents or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any contract to which Buyer is a party.

(d)     Brokers’ Fees. Buyer has no liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement for which Target could become liable or obligated.

(e)      Capitalization. The authorized capital stock of Buyer consists solely of 2,000,000 shares of Common Stock, par value $0.001 per share (“Buyer Common Stock”), of which 1,000,000 shares are issued and outstanding. The authorized capital stock of Parent consists solely of (i) 20,000,000 shares of Common Stock, par value $0.001 per share (“Parent Common Stock”), of which 1,000,000 shares are issued and outstanding, (ii) 25,000,000 shares of Preferred Stock, par value $0.001 per share, of which (A) 10,000,000 shares are designated as Series A Convertible Redeemable Preferred Stock (“Parent Series A Stock”), 9,935,529 of which shares are issued and outstanding, (B) 2,150,000 are designated as Series A-1 Preferred Stock (“Parent Series A-1 Stock”), 2,111,106 of which shares are to be issued pursuant to Section 2(c), (C) 10,000,000 are designated Series B Redeemable Preferred Stock, none of which is outstanding, and (D) 2,150,000 are designated Series B-1 Redeemable Preferred Stock, none of which is outstanding. The outstanding shares of Parent Common Stock and Parent Series A Stock are owned by the stockholders and in the numbers specified in Exhibit C. All of the outstanding shares of Parent Common Stock and Parent Series A Stock have been duly authorized, are fully paid and nonassessable and were issued in compliance with all applicable federal and state securities laws. Upon issuance pursuant to Section 2(c), all of the outstanding shares of Parent Series A-1 Stock will have been duly authorized, fully paid and nonassessable and issued in compliance with all applicable federal and state securities laws. Except for (w) rights of first refusal and co-sale granted pursuant to the Right of First Refusal and Co-Sale Agreement substantially in the form set forth in Exhibit D (the “Right of First Refusal and Co-Sale Agreement”), (x) preemptive rights granted pursuant to the Investors’ Rights Agreement substantially in the form set forth in Exhibit E (the “Investors’ Rights Agreement”) (y) the conversion privileges of the Parent Series A Stock and Parent Series A-I Stock, and (z) currently outstanding options to purchase 1,027,405 of Parent Common Stock that may be granted to employees pursuant to Parent’s 2006 Stock Plan, there are no outstanding options, warrants, rights (including conversion or preemptive rights and rights of first refusal or similar rights) or agreements, orally or in writing, to purchase or acquire from Parent any shares of Parent capital stock or any securities convertible into or exchangeable for shares of Parent capital stock. Except for the Investors’ Rights Agreement, Parent is not a party or subject to any agreement or understanding, and there is no agreement or understanding between any Persons, that relates to the voting or giving of written consents with respect to any security or director of Parent.

(f)      Valid Issuance of the Closing Stock. The Closing Stock, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer set forth in the Investors’ Rights Agreement, the Right of First Refusal and Co-Sale Agreement, and under applicable state and federal securities laws.

(g)     Buyer Balance Sheet. Attached as Exhibit F is the unaudited balance sheet as of September 30, 2006 for Buyer (the “Buyer Balance Sheet”). The Buyer Balance Sheet presents fairly in all material respects the financial condition of Buyer as of such date.

(h)     Financing and Solvency. Immediately prior to Closing, Buyer will have sufficient funds available to satisfy, among other things, the obligation to pay (A) the Purchase Price and (B) all expenses incurred by Buyer in connection with the transactions contemplated by this Agreement. Immediately after giving effect to the transactions contemplated hereby, Buyer will not be insolvent.

(i)       Hart-Scott-Rodino Act. No natural person, entity, or group of entities under common control has the right to control Buyer, and Buyer does not control any other entity, as the term “control” is defined under the Hart-Scott-Rodino Act. Buyer does not have regularly prepared financial statements and, immediately prior to the Closing and excluding the cash used for the Purchase Price, neither Buyer’s annual net sales nor its total assets will equal or exceed $113.4 million.

(j)       Knowledge of Buyer. Buyer has no knowledge that any representation or warranty made by Target in this Agreement is untrue or incorrect. Notwithstanding the foregoing, (i) the mere distribution of documents or other materials to Buyer or its representatives in the due diligence process shall not create the presumption that Buyer had actual knowledge of the contents of such documents and (ii) the accuracy or inaccuracy of this representation and warranty shall not affect or be deemed to modify any Target representation or warranty or to cause Buyer to waive any right to indemnification under this Agreement; provided, however, that the Target shall also be entitled to indemnification pursuant to the terms of this Agreement for any inaccuracy in or breach by Buyer of this representation and warranty.

6.        Closing Deliveries.

(a)      Deliveries by Target and Target Partners. Contemporaneously herewith and subject to the terms and conditions hereof, the Target Partners hereby deliver, or cause Target to deliver, the following to Buyer:

(i)           the Bill of Sale, Assignment and Assumption Agreement, substantially in the form set forth in Exhibit G, duly executed by Target;

(ii)          the Domain Name Registration Assignment, substantially in the form set forth in Exhibit H, duly executed by Target;

(iii)         the Trademark Assignment, substantially in the form set forth in Exhibit I, duly executed by Target;

(iv)         the Escrow Agreement, duly executed by Target and the Target Partners;

(v)          the Noncompetition Agreement, substantially in the form set forth in Exhibit J, duly executed by Target, the Majority Target Partner, and Daniel H. Smith;

(vi)         the Release, substantially in the form set forth in Exhibit K, duly executed by the Target Partners;

(vii)        the Investors’ Rights Agreement, duly executed by Daniel H. Smith;

(viii)       the Right of First Refusal and Co-Sale Agreement, duly executed by Daniel H. Smith;

(ix)         an opinion from counsel to Target in form and substance as set forth in Exhibit L, addressed to Buyer, and dated as of the Closing Date;

(x)          employment or consulting agreements, duly executed by Daniel H. Smith and Jeff Whitmire;

(xi)         the Closing Cash Certificate, duly executed by Jeff Whitmire on behalf of Target.

(xii)        a true, correct and complete copy of the Agreement of Limited Partnership of Target, as amended, as in full force and effect as of the Closing Date;

(xiii)       an executed Certificate of Amendment of Target’s Certificate of Limited Partnership, together with appropriate authorizing resolutions, legally sufficient to effect the change by Target of its name to a new name bearing no resemblance to its present name, in executed form that will become effective upon filing and without any further required action; and

(xiv)       evidence that all Acquired Assets previously owned by Target Majority Partner and purported to have been assigned to Target, have been properly assigned to Target and Target has good and marketable title to, or a valid leasehold interest in, to such assets.

(b)     Deliveries by Buyer. Contemporaneously herewith and subject to the terms and conditions hereof, Buyer delivers the following to Target:

(i)           the Escrow Agreement, duly executed by Buyer;

(ii)          employment or consulting agreements with Daniel H. Smith and Jeff Whitmire, duly executed by Buyer;

(iii)         the Preliminary Cash Consideration and the Closing Stock;

(iv)         the Investors’ Rights Agreement, duly executed by Buyer and all other parties thereto except for Daniel H. Smith;

(v)          the Right of First Refusal and Co-Sale Agreement, duly executed by Buyer and all other parties thereto except for Daniel H. Smith; and

(vi)         an opinion from counsel to Buyer in form and substance as set forth in Exhibit M, addressed to Target, and dated as of the Closing Date.

In addition, contemporaneously herewith and subject to the terms and conditions hereof, Buyer delivers the Escrow Fund to the Escrow Agent.

7.        Post-Closing Covenants.

(a)      General. If at any time after the Closing any further action is necessary to carry out the purposes of this Agreement, each of the parties will take such further action (including the execution and delivery of such further instruments and documents) as any other party reasonably may request, all at the sole cost and expense of the requesting party (unless the requesting party is entitled to indemnification therefore hereunder). After Closing, upon request, Buyer shall provide for any proper purpose (including preparation of tax returns and responding to any audits by taxing authorities) the Target Partner Representative, at Target’s expense, with true, complete and correct copies of any records acquired by Buyer. Buyer shall retain all records relating to Target’s business that Buyer has acquired for a period of at least six years following the Closing Date.

(b)    Litigation Support. If and for so long as any party is actively contesting or defending against any action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand in connection with (i) any transaction contemplated under this Agreement, or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act or transaction on or prior to the Closing Date involving Target or its business, including, but not limited to any such matters arising out of a party’s defense of any matter subject to indemnification under this Agreement, each of the other parties shall cooperate with such party and such party’s counsel in the defense or contest, make available their personnel, and provide such testimony and access to their books and records as shall be necessary in connection with the defense or contest, all at the sole cost and expense of the contesting or defending party (unless the contesting or defending party is entitled to indemnification under this Agreement); provided that such expense shall include the reasonable out-of-pocket expenses of making such personnel available but no reimbursement shall be required for the salaries, wages, bonuses or other compensation of such personnel during such periods.).

(c)      Mutual Cooperation. Target and Buyer shall provide each other with such assistance as may reasonably be requested by any of them in connection with the preparation and execution of any Tax Return, any audit or other examination by any taxing authority, or any judicial or administrative proceedings relating to Liability for Taxes, and each will retain and, not later than 30 days from the written request of any other party, provide such other party with any records or information which may be readily available and relevant to such return, audit, examination or proceedings. Such assistance shall include making employees or other representatives available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder and shall include providing copies of any relevant Tax Returns (or portions thereof) and supporting work schedules. The party requesting such assistance hereunder shall reimburse the others for reasonable out-of-pocket expenses incurred by the others in providing such assistance.

(d)     Employee Benefits Matters.

(i)           Buyer will adopt and assume at and as of the Closing Target’s health insurance plan, each Employee Welfare Benefit Plan that Target maintains, and each trust, insurance contract, annuity contract, or other funding arrangement that Target has established with respect thereto. To the extent Buyer makes bonus payments to Transferred Employees in the fourth quarter of 2006 under the Click Success Incentive Bonus Plan, Target will pay one-third of such amount, not to exceed $34,166.67. In addition, should Jeff Whitmire receive a fourth quarter bonus of $67,500.00, Target agrees to pay one-third of such amount.

(ii)          For a period through the earlier of (i) the anniversary of the Closing Date and (ii) the termination of employment of a Transferred Employee, Buyer will provide: (A) each employee who becomes an employee of Buyer following the Closing, and who was an employee of Target as of the Closing Date (each, a “Transferred Employee”), with salary and bonus opportunities that are no less favorable than those provided to the Transferred Employee by Target immediately prior to the Closing Date; and (B) each Transferred Employee with employee benefit plans, policies, programs and arrangements, other than salary and bonus opportunities, and other than equity or equity-based programs, which are substantially similar in the aggregate to those provided to the Transferred Employee by Target immediately prior to the Closing Date.

(iii)         From and after the Closing Date, Buyer shall (A) pay, perform and satisfy any and all liabilities, obligations and responsibilities to, or in respect of, each Transferred Employee arising under the terms of any employment, consulting, retention, severance, bonus or similar agreement of Target, in accordance with the terms thereof in effect on the Closing Date; and (B) assume liability for all vacation, sick pay and other paid time off for each Transferred Employee accrued but unused as of the Closing Date, on terms and conditions not less favorable than the terms and conditions in effect immediately prior to the Closing Date with respect to employment with Target.

(iv)         For all purposes under the Employee Benefit Plans of Buyer providing benefits to Transferred Employees after the Closing Date, each Transferred Employee shall be immediately eligible to participate in such plans on Closing.

(e)      Mail; Communications. Should Buyer receive any mail addressed to Target which does not relate to the Acquired Assets or Assumed Liabilities, including any mail which relates to Target’s organization or existence as a limited partnership, Buyer shall promptly forward the same to Target. Should Target or any Target Partner receive any mail addressed to Target or a Target Partner and which relates to the Acquired Assets or Assumed Liabilities or Target’s business, Target Partner or Target, as applicable, shall promptly forward the same to Buyer.

8.        Indemnification.

(a)      Survival of Representations and Warranties. Subject to Section 9 and Section 10, all covenants, agreements, representations and warranties made by the Target Partners, Target and Buyer pursuant to this Agreement shall be deemed to have survived the Closing and shall remain effective.

(b)     Indemnification Provisions for Buyer’s Benefit.

(i)           Subject to Section 9 and Section 10, following the Closing the Target Partners shall indemnify, defend and save and hold Buyer and Buyer Affiliated Parties harmless from and against any Adverse Consequences suffered or incurred by Buyer or Buyer Affiliated Parties (provided that the Target Partners shall be limited in their obligations hereunder to an amount equal to the applicable Adverse Consequence multiplied by the respective Pro Rata Payment Factors and subject to the limitations set forth in Section 9) based upon, arising out of or resulting from (A) inaccuracy in any representation or the breach of any warranty made by Target in this Agreement; or (B) the failure of Target to perform or observe any covenant or agreement in this Agreement required on the part of Target to be performed or observed.

(ii)         Subject to Section 9 and Section 10, if (A) any representation or warranty made by a Target Partner in this Agreement is inaccurate; (B) a Target Partner breaches any of its representations or warranties in this Agreement; or (C) a Target Partner fails to perform or observe any covenant or agreement in this Agreement required on the part of such Target Partner to be performed or observed after the Closing Date, then following the Closing such Target Partner shall indemnify, defend and save and hold Buyer and Buyer Indemnified

Parties harmless from and against any Adverse Consequences suffered or incurred by Buyer or Buyer Indemnified Parties (subject to the limitations set forth in Section 9) based upon, arising out of or resulting from such inaccuracy, breach or failure.

(c)      Indemnification Provisions for Target Indemnified Parties’ Benefit. Following the Closing, Buyer shall indemnify, defend and save and hold harmless Target and each Target Indemnified Party from and against any Adverse Consequences suffered or incurred by any one or more of them arising out of or resulting from:

(i)           the inaccuracy in any representation or the breach of any warranty made by Buyer in this Agreement; or

(ii)          the failure of Buyer to perform or observe any covenant or agreement in this Agreement required on the part of Buyer to be performed or observed after the Closing Date.

(d)     Exclusive Remedy. This Section 8, as limited by the provisions of Section 9 and Section 10, constitutes Buyer’s, Target’s and the Target Partners’ sole and exclusive remedy for any and all Adverse Consequences or other claims relating to or arising from this Agreement, any of the agreements, documents and instruments executed and delivered in connection herewith and the transactions contemplated by any of the foregoing. None of Buyer, Target or the Target Partners may avoid such limitation on liability by seeking damages for breach of contract, tort or pursuant to any other theory of Liability, other than claims based on fraud. EACH PARTY ACKNOWLEDGES THAT SUCH PARTY IS LIMITING ITS RIGHTS TO BRING CLAIMS AGAINST THE OTHER PARTY AS EXPRESSLY SET FORTH IN THIS AGREEMENT AND WAIVES ANY PROTECTIONS SUCH PARTY MAY BE AFFORDED BY ANY STATUTE WHICH LIMITS THE ABILITY OF A PARTY TO WAIVE ITS RIGHTS TO BRING CLAIMS ON A BASIS OTHER THAN AS SET FORTH IN THIS AGREEMENT. EACH PARTY ACKNOWLEDGES AND AGREES THAT THIS WAIVER IS AN ESSENTIAL AND MATERIAL TERM OF THIS AGREEMENT. For purposes of this Agreement, Adverse Consequences from “fraud” shall not be deemed to have been suffered or incurred by Buyer with respect to a representation and warranty made by Target or the Target Partners unless Target or the Target Partners, as applicable, had actual knowledge that such representation or warranty was false.

9.        Limitation on Indemnification.

(a)      Term.

(i)           Any rights of Buyer to indemnification under this Agreement (including under Section 8(b)) shall apply only to those claims, written notice of which shall have been delivered by Buyer to the Target Partner Representative on or before the expiration of eighteen months after the Closing Date.

(ii)          Any rights of any Target Indemnified Party to indemnification under this Agreement (including under Section 8(c) shall apply only to those claims, written notice of which shall have been delivered by a Target Indemnified Party to Buyer on or before the expiration of eighteen months after the Closing Date.

(iii)         Notwithstanding anything in this Section 9 to the contrary, (i) the representations and warranties of Target or Target Partners contained in Sections 3(a), 3(e), 4(b), 4(j) and 4(r), and the representations and warranties of Buyer contained in Sections 5(b), 5(e) and 5(f), shall survive until the expiration of the applicable statute of limitations, and (ii) the covenants of the parties shall survive according to their respective terms.

(b)    Indemnification Basket. Any right of Buyer to indemnification under this Agreement shall not apply to any claim until the aggregate of all such claims which have become final totals at least $500,000.00 (the “Indemnity Basket”), in which event such indemnity shall apply to all such claims which become final, but only to the extent of the amount in excess of the Indemnity Basket.

(c)      Limited Recourse. Except with respect to fraud or the breach of Section 3(e), all rights of Buyer to indemnification by the Target Partners under this Agreement (including under Section 8(b)) shall be limited to $15,000,000.

(d)     Setoff. No party to be indemnified shall be entitled to recover any indemnification payment or other amounts due from any indemnifying party hereunder by retaining and setting off the amounts (whether or not such amounts are liquidated or reduced to judgment) against any amounts due or to become due from any Indemnifying Party to any party to be indemnified hereunder or under any document or agreement delivered pursuant hereto or in connection herewith.

10.      Cooperation.

(a)      Notice of Claims. Each Person entitled to indemnification under Sections 8(b) or 8(c) (“Indemnified Party”) will give prompt written notice to the parties (except, in the case of notice to the Target Partners, then to the Target Partner Representative) of any claim by a third party or by any governmental body, or any legal, administrative or arbitration proceeding (“Third Party Claim”) which such Indemnified Party discovers or of which it receives notice after the Closing and which may give rise to a claim against any party or parties (“Indemnifying Party”) under Sections 8(b) or 8(c), as the case may be. All notices shall state in reasonable detail the nature, basis and amount (to the extent reasonably ascertainable) of such Third Party Claim. No delay on the part of the Indemnified Party in notifying the Indemnifying Party shall relieve the Indemnifying Party from any obligation hereunder unless (and then, subject to this Section 10, solely to the extent) the Indemnifying Party thereby is prejudiced.

(b)     Right to Defense.

(i)           The Indemnifying Party shall have the right to defend the Indemnified Party against the Third Party Claim with counsel of its choice reasonably satisfactory to the Indemnified Party so long as the Indemnifying Party notifies the Indemnified Party (except, in the case of notice to the Target Partners, to the Target Partner Representative) in writing within 15 days after the receipt of notice of the Third Party Claim that the Indemnifying Party will, subject to the limitations set forth in Section 9, indemnify the Indemnified Party from and against any Adverse Consequences the Indemnified Party may suffer resulting from, arising out of, relating to, in the nature of, or caused by the Third Party Claim. After notice by the

Indemnifying Party to the Indemnified Party of its election to assume the defense of any Third Party Claim, the Indemnifying Party will not, as long as it diligently conducts such defense, be liable to the Indemnified Party for any fees of other counsel or any other expenses with respect to the defense of the Third Party Claim, in each case subsequently incurred by the Indemnified Party in connection with the defense of such Third Party Claim. The Indemnified Party shall make available to the Indemnifying Party, its attorneys and accountants, at all reasonable times, all books and records of the Indemnified Party, relating to any Third Party Claim and the parties will render to each other such assistance as may reasonably be required in order to insure proper and adequate defense of any Third Party Claim.

(ii)          So long as the Indemnifying Party is conducting the defense of the Third Party Claim, the Indemnified Party may retain separate co-counsel at its sole cost and expense and participate in the defense of the Third Party Claim. The Indemnifying Party shall not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnified Party (except, in the case of notice to the Target Partners, the consent of the Target Partner Representative) unless (A) such judgment or settlement does not involve an injunction or other equitable relief, and (B) the sole relief provided is monetary damages that are paid in full by the Indemnifying Party. The Indemnifying Party will have no liability or additional expense with respect to any compromise or settlement of any Third Party Claim effected without its prior written consent.

(c)    Calculation of Amounts; Other Limitations.

(i)           The amounts for which an Indemnifying Party shall be liable under Section 8 shall be net of any: (A) insurance proceeds received by an Indemnified Party in respect of such party’s Adverse Consequences; and (B) any amounts recovered or recoverable with commercially reasonable efforts by an Indemnified Party pursuant to any indemnification by or indemnification agreement with any third party. In no event shall Adverse Consequences under Section 8 include any consequential, lost profits or punitive damages.

(ii)          Without prejudice to the rights of Buyer or any Buyer Affiliated Party to be indemnified, defended, held harmless and reimbursed when and as required by Section 8, if any Adverse Consequences sustained by Buyer or such Buyer Affiliated Party are covered by an insurance policy or an indemnification obligation of another Person (other than an Affiliate of Buyer), Buyer shall use commercially reasonable efforts to collect such insurance or indemnity payments. If Buyer receives such insurance or indemnity payments prior to being indemnified, defended, held harmless and reimbursed with respect to such Adverse Consequences, the payment with respect to such Adverse Consequences shall be reduced (but not below zero) by the amount of such insurance proceeds or indemnity payments to the extent related to such Adverse Consequences, net of attorneys’ fees and other expenses incurred in connection with such recovery. If Buyer receives such insurance proceeds or indemnity payments after being indemnified and held harmless with respect to such Adverse Consequences, Buyer shall reimburse the Escrow Fund (up to a maximum of the total amount paid to Buyer in respect of such Adverse Consequences) the amount of such insurance proceeds or indemnity payments to the extent related to such Adverse Consequences, net of attorney’s fees and other expenses incurred in connection with such recovery. For purposes of this Section 10(c), Buyer shall not be deemed to have received an insurance payment if such payment is made under an insurance plan or program that is self funded by Buyer or its Affiliates. If Buyer receives from Target or the Target Partners an indemnity payment on account of a claim for Adverse Consequences that the Target Partner Representative believes in good faith is covered by an insurance policy or an indemnification obligation of another Person (other than an Affiliate of Buyer), Buyer may (i) on written request of the Target Partner Representative, assign, to the extent assignable, its rights under such insurance policy or indemnification obligation with respect to such claim for Adverse Consequences to the Target Partners and (ii) be relieved of any further obligation to pursue collection of such insurance or indemnification (except that, if requested to do so by Target Partner Representative, Buyer shall reasonably cooperate with the Target Partners, at the Target Partners’ sole expense, to collect any such insurance or indemnification).

11.      Miscellaneous.

(a)      Nature of Certain Obligations. The covenants, representations and warranties of the Target Partners in this Agreement are several obligations, and not joint and several obligations. This means that the recourse of Buyer against any Target Partner shall be limited to such Target Partner’s pro rata portion (based on the respective Target Partner’s Pro Rata Payment Factor) of any Adverse Consequences which Buyer may suffer as a result of any breach thereof, to the extent provided in Section 8 and subject to the limitations set forth in Section 9.

(b)     Target Partner Representative. Effective upon Closing, Target and the Target Partners will irrevocably appoint Click Management, LLC, a Texas limited liability company and current general partner of the Target Majority Partner (the “Target Partner Representative”) as their agent, with full power to negotiate and settle claims for indemnification under Sections 8, 9 and 10, to enforce any rights granted to Target or the Target Partners hereunder and to perform any other act arising under or pertaining to this Agreement, and the transactions contemplated hereby, including to waive any right or remedy of, or make any election or give any instructions on behalf of Target or the Target Partners, or to settle or compromise any dispute among Target and/or the Target Partners, on the one hand, and Buyer on the other hand. The appointment of the Target Partner Representative shall be irrevocable and shall be binding upon Target and the Target Partners and their respective heirs, personal representatives, successors and assigns, and shall not be revoked by the dissolution, death or incapacity of any thereof; provided that the Target Partners may, by written notice to Buyer and duly executed by each Target Partner, designate a new Target Partner Representative, any such notice to be binding on Target and the Target Partners and to become effective ten days after the actual receipt thereof by Buyer. The Target Partner Representative shall be authorized to receive service of process on behalf of all the Target Partners in any action, and any such service of process shall have the same effect as if served upon all the Target Partners. Any notice or communication to Target and to the Target Partner Representative provided in accordance with this Agreement shall be effective as notice upon or communication to each Target Partner for all purposes of this Agreement, as the case may be. Without limiting any other provision of this Section 11(b), the Target Partners shall be obligated at all times from the Closing through the second anniversary of the Closing Date to designate and maintain a Target Partner Representative with the power and authorities described in this Section 11(b).

(c)      Press Releases and Public Announcements. The parties shall treat the execution and delivery of this Agreement as strictly confidential and shall not disclose its existence or terms. Without limitation, no party shall issue any press release or make any public announcement relating to the subject matter of this Agreement without the prior written approval of the other party; provided, however, that any party may make any public disclosure it believes in good faith is required by applicable law (in which case the disclosing party will use its reasonable best efforts to advise the other party promptly on its determination that disclosure may be required).

(d)     Entire Agreement. This Agreement, including the documents referred to herein, constitutes the entire agreement among the parties and supersedes all prior understandings, agreements and representations by or among the parties, written or oral, to the extent relating in any way to the subject matter hereof; provided, however, that the confidentiality letter agreement between Buyer and Target shall not be deemed superseded hereby.

(e)      Assignment. Neither this Agreement nor any right created hereby shall be assignable by any party hereto, except (i) by Buyer to (A) a wholly-owned Subsidiary of Buyer who shall, as a condition to such assignment, assume in writing Buyer’s obligations hereunder, and (B) to its lenders as a collateral assignment of its rights hereunder which assignment is expressly consented to by the parties hereto; provided no such assignment shall relieve Buyer from its obligations hereunder; and (ii) that the Target Partner Representative may enforce any right(s) granted to Target and the Target Parties hereunder and otherwise act on behalf of Target and/or any and all of the Target Partners as contemplated by Section 11(b).

(f)      Counterparts. This Agreement may be executed in one or more counterparts (including by means of facsimile or PDF/email), each of which shall be deemed an original and all of which together will constitute one and the same agreement.

(g)     Notices. All notices and other communications required under this Agreement shall be in writing. Any notice or other communication given to the Target Partner Representative shall be deemed to be given to Target and all of the Target Partners. A notice or other communication shall be deemed duly given (i) when delivered personally to the recipient, (ii) one business day after being sent to the recipient by reputable overnight courier service (charges prepaid), (iii) one business day after being sent to the recipient by confirmed facsimile transmission or electronic mail, or (iv) four business days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid, and addressed to the intended recipient as follows:

If to Target Partner	Click Management, LLC
Representative:

With a copy to:	Jenkens & Gilchrist, A Professional Corporation
401 Congress Avenue, Suite 2500

Austin, Texas 78701
Attn: Kathryn K. Lindauer
Facsimile: (512) 499-3810

If to Buyer:	DeMarseCo Holdings, Inc.
300 West 6th Street
Suite 2200
Austin, Texas 78701
Attn: Chief Executive Officer
Facsimile: (512) 476-3952

With a copy to:	DLA Piper US
LLP 1221 S. MoPac Expressway, Suite 400
Austin, Texas 78746
Attn: Samer M. Zabaneh and John J. Gilluly, III
Facsimile: (512) 457-7001

Any party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other party notice in the manner herein set forth.

(h)     Governing Law. This Agreement shall be governed by the laws of the State of Texas without giving effect to any choice or conflict of law provision (whether of the State of Texas or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Texas. THE PARTIES HEREBY SUBMIT SOLELY TO THE EXCLUSIVE JURISDICTION OF THE COURTS OF THE STATE OF TEXAS AND THE UNITED STATES DISTRICT COURT LOCATED IN THE WESTERN DISTRICT OF TEXAS WITH RESPECT TO ACTIONS RELATED TO THIS AGREEMENT. EACH PARTY HEREBY WAIVES ANY OBJECTION BASED ON FORUM NON CONVENIENS, AND ANY OBJECTION TO VENUE OF ANY ACTION INSTITUTED HEREUNDER, AND CONSENTS TO THE GRANTING OF SUCH LEGAL OR EQUITABLE RELIEF AS IS DEEMED APPROPRIATE BY THE COURT.

(i)       Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by Buyer and the Target Partner Representative on behalf of the Target and all of the Target Partners. No waiver by any party of any provision of this Agreement or any default, misrepresentation, or breach of warranty or covenant, whether intentional or not, shall be valid unless the same shall be in writing and signed by the party making such waiver, nor shall such waiver be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

(j)       Severability. If any provision of this Agreement is held by final judgment of a court of competent jurisdiction to be invalid, illegal or unenforceable, such invalid, illegal or unenforceable provision shall be severed from the remainder of this Agreement, and the remainder of this Agreement shall be enforced. In addition, the invalid, illegal or unenforceable provision shall be deemed to be automatically modified, and, as so modified, to be included in  this Agreement, such modification being made to the minimum extent necessary to render the provision valid, legal and enforceable. Notwithstanding the foregoing, however, if the severed or modified provision concerns all or a portion of the essential consideration to be delivered  under this Agreement by one party to the other, the remaining provisions of this Agreement shall  also be modified to the extent necessary to equitably adjust the parties’ respective rights and obligations hereunder.

(k)      Expenses. Each of Buyer, the Target Partners, and Target will pay its own  costs and expenses, including legal fees and expenses, incurred in connection with this Agreement and the transactions contemplated hereby. After dissolution of Target, any costs, fees  and expenses that would otherwise be payable by Target shall be paid by the Target Partners pro  rata based on their respective Pro Rata Payment Factors.

(l)       Construction. The parties have participated jointly in the negotiation and  drafting of this Agreement and each party has had the opportunity to review this Agreement with its attorney. Accordingly, if an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. Whenever used in this Agreement, the singular number will include the plural, and the plural number will include the singular, and pronouns in the masculine, feminine, or neuter gender will include each other gender, as the context requires. Headings are used for convenience only, and are not to be given substantive effect. All references to section numbers and exhibits in this Agreement are references to sections and exhibits in this Agreement, unless otherwise specifically indicated. All exhibits and schedules are incorporated in this Agreement as if set forth herein in full. Recitals are part of this Agreement and shall be considered in its interpretation.

(m)     Waiver of Jury Trial. TARGET, TARGET PARTNERS, AND BUYER HEREBY IRREVOCABLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY LAW, ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED UPON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

EXECUTED as of the date first above written.

BUYER:

DEMARSECO HOLDINGS, INC.

By:	/s/ Elisabeth DeMarse
Name:	Elisabeth DeMarse
Title:	President and Chief Executive Officer

TARGET:

CREDITCARDS.COM, L.P.

By:	CCDC Management, LLC, its General Partner

	By:	/s/ Jeff Whitmire
Jeff Whitmire, President

TARGET PARTNERS:

URBAN EUGENE SMITH REVOCABLE TRUST

By:	/s/ Urban Eugene Smith
Urban Eugene Smith, Co-Trustee

By:	/s/ Sue B. Smith
Sue B. Smith, Co-Trustee

SIGNATURE PAGE

THE STOVER FAMILY TRUST

By:	/s/ John Stover, Co-Trustee
John Stover, Co-Trustee

By:	/s/ Debra Stover, Co-Trustee
Debra Stover, Co-Trustee

THE 2006 STOVER IRREVOCABLE TRUST

By:	/s/ Clifton Mark Jackson
Clifton Mark Jackson, Co-Trustee

By:	/s/ Rhonda Rogers Jackson
Rhonda Rogers Jackson, Co-Trustee

THE STOVER DESCENDANTS IRREVOCABLE TRUST

By:	/s/ Clifton Mark Jackson
Clifton Mark Jackson, Co-Trustee

By:	/s/ Rhonda Rogers Jackson
Rhonda Rogers Jackson, Co-Trustee

NCCF TRUST

By:	National Christian Charitable Foundation, Inc., Trustee

	By:	/s/ Pamela K. Segars
Pamela K. Segars Executive Vice-President

SIGNATURE PAGE

CLICK SUCCESS, L.P.

By:	Click Management, LLC, its General Partner

	By:	/s/ Jeff Whitmire
Jeff Whitmire, President

SIGNATURE PAGE

AGREEMENT

The undersigned agrees to act as the Target Partner Representative as provided by Section 11(a) of the foregoing Asset Purchase Agreement.

CLICK MANAGEMENT, LLC

By:	/s/ Jeff Whitmire
Jeff Whitmire, President